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MAR 01 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020 _____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Corporate Plaza Drive, Suite 210

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Ruggles / 949-698-1039

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP

(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Ruggles _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Clayton, Williams & Sherwood Investments _____ , as

of December 31st _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Clayton, Williams &
Sherwood Investments, Inc.**
Financial Statements and
Supplemental Information

For the Year Ended
December 31, 2020

(With Report of Independent
Registered Public Accounting
Firm)

INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Clayton, Williams & Sherwood Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments, Inc. (the Company) as of December 31, 2020, the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 24, 2021

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets:

Cash and cash equivalents	$	81,195
Other receivable		20,564
Total assets	$	101,759

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	20,150
Total liabilities		20,150

Commitments and Contingencies

Stockholders' Equity

Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding, stated at		8,000
Additional paid-in capital		402,909
Accumulated deficit		(329,300)
Total stockholders' equity		81,609
Total liabilities and stockholders' equity	$	101,759

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUE

Fees from Affiliate	$	1,139,238
Total revenue		1,139,238

EXPENSES

Compensation and Benefits	780,794
Marketing and Advertising	53,946
Professional Fees	108,055
Management and Allocated Corporate Overhead	103,196
Regulatory Fees and Expenses	47,721
Occupancy and Equipment	36,096
Technology and Communications	5,057
Total expenses	1,134,865

NET INCOME	$	4,373

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
BALANCE–January 1, 2020	800	$8,000	$402,909	($333,673)	$77,236
Net Income	-	-	-	4,373	4,373
BALANCE–December 31, 2020	800	$8,000	$402,909	($329,300)	$81,609

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	4,373
Changes in operating assets and liabilities:		
Other receivable		6,589
Accounts payable and accrued liabilities		4,351
Net cash provided by operating activities		15,313
NET INCREASE IN CASH		15,313
CASH and CASH EQUIVALENTS – beginning of year		65,882
CASH and CASH EQUIVALENTS – end of year	$	81,195

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments, Inc. (the "Company") is a California corporation organized on October 4, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker and dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers, and does not carry any accounts on behalf of or for the benefit of customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments"), and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company a fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such fees from affiliate will be determined from time to time in good faith by both parties. During the year ended December 31, 2020, such fees from affiliate amounted to $1,139,238, and represented 100% of the Company's revenue.

Management believes that fees from affiliate recognized and collected in connection with the expense sharing agreement discussed above will be sufficient to cover the Company's future expenses. Additionally, the Stockholder agreed in connection with the aforementioned agreement that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements. As such, management concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2020.

During the year ended December 31, 2020, all revenues of the Company were received from CWS Apartments in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash, other receivable, accounts payable and accrued liabilities approximate their fair value as of December 31, 2020, based on their relatively short-term nature.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2020 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company recognizes fees from affiliate in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Other Receivable

The other receivable balance resulted from a refund of previously over-paid professional service expenses in the amount of $32,095, which was included as a reduction in Professional Fees on the statement of operations in 2019. This balance will be recovered as a reduction of referral fees in the amount of $549 per month. A total of $4,942 was recovered against this balance in 2019 and $6,589 in 2020. The amount is non-interest bearing and there were no losses associated with this receivable during 2020.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2020

9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company accounts for uncertain tax positions in accordance with ACS 740-10, *Accounting for Uncertainty in Income Taxes.* ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ACS 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements.

First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2020, the Company has no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

3. REGULATORY REQUIREMENTS

Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" of $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. As of December 31, 2020, the Company was in compliance with Rule 15c3-1 with net capital of $61,045 and ratio of aggregate indebtness of 1.36 to 1.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended December 31, 2020, these stockholders have made net contributions of $402,909 to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received fees from affiliate in the amount of $1,139,238 during the year ended December 31, 2020. In addition, CWS Apartments allocated $1,074,436, based on expenses born on behalf of the Company, professional fees, general and administrative, licenses and fees, and other non-operating expenses to the Company for the year ended December 31, 2020, all of which are included in the accompanying statement of operations. As of December 31, 2020, the amounts due to and due from CWS Apartments were $62,717, respectively, with right of offset.

6. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2020.

7. INCOME TAXES

During the year ended December 31, 2020, the Company paid $800 for California franchise taxes. Such amount is included in Management and Allocated Corporate Overhead in the accompanying statement of operations.

As of December 31, 2020, the Company had a deferred tax asset of approximately $38,492 related to net operating loss and charitable contribution carryforwards, which has been entirely offset by a valuation allowance.

As of the date of this report, the Company had three and four years of tax returns still open for audit for federal and state purposes, respectively.

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of December 31, 2020, the Company had net operating loss and charitable contribution carryforwards of approximately $159,000 and $52,000 for federal and California income tax purposes, respectively. These loss carryforwards may be used to offset future taxable income and expire at various times beginning 2022, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

7. INCOME TAXES (continued)

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2021, the date the financial statements were issued. The Company has concluded that no events have occurred subsequent to December 31, 2020 that require consideration as adjustments to or disclosure in its financial statements.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of and for the Year Ended December 31, 2020

NET CAPITAL

Total stockholders' equity from statement of financial condition	$	81,609
Less: Non-allowable assets		(20,564)
Net capital	$	61,045

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,525
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	5,525
Excess net capital (regulatory net capital less net capital requirement)	$	55,520

AGGREGATE INDEBTEDNESS $ 82,867

Ratio of aggregate indebtedness to net capital   1.36-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	61,045
Audit adjustments		–
Audited net capital	$	61,045

There are no material differences between the above computation and the computation included with the Company's amended FOCUS II Form X-17A-5 as of December 31, 2020.

EXEMPTION REPORT



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Clayton, Williams & Sherwood Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clayton, Williams & Sherwood Investments, Inc. stated that Clayton, Williams & Sherwood Investments, Inc. will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) Clayton, Williams & Sherwood Investments, Inc. stated that, during the reporting period, Clayton, Williams & Sherwood Investments, Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) Clayton, Williams & Sherwood Investments, Inc. met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its exemption report. Clayton, Williams & Sherwood Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clayton, Williams & Sherwood Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 24, 2021



INVESTMENTS
MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 01/01/2020 to 12/31/2020

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

Update – CWSI's membership agreement was updated on September 3rd, 2020 to accurately reflect the firm does not rely on a specific provision of Rule 15c3-3. This change was prompted by a conversation with a FINRA coordinator and accurately reflects the business model of CWS Investments.

1). Exemption Provision Statement

Clayton, Williams & Sherwood Investments (DBA CWS Investments) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. CWS Investments does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. CWS Investments is filing this Exemption Report Relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer and not to CWS Investments, (2) Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and CWS Investments (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than checks received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the checks are payable to the issuer and not CWSI; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except, if applicable as described below.

2). Exemption Compliance		
	Yes	**No**
Did CWSI meet the identified exemption provision throughout the fiscal year without exception?	☐	☒*

*if exceptions existed complete item 3 below

3). Exception Details	
Nature of exception	**Date exception occurred**
I. One Check left by President Gary Carmell in a hanging mail file went unnoticed from 6/30/2020 until 7/8/2020. The check was payable to CWS Marq Burnet, LP and was for the personal investment of Mr. Carmell. He intended for the employee whose mail file he dropped it into to forward it to Wilmington Trust to deposit in the appropriate escrow account. The firm believes the check was not promptly forwarded due to a miscommunication and the fact that the workforce for CWSI has been functioning as a distributed workforce since March of 2020 due to the pandemic. Only one person (the receptionist) is on site daily otherwise individuals would have likely checked their incoming mail file on 7/1/2020, the check would have been discovered, and then properly forwarded.	6/30/2020
II. **None / not applicable**	**N/A**
III. **None / not applicable**	**N/A**

Acknowledgement
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.

Signature of CEO or authorized executive:	Date	Signature of FINOP:	Date 2/11/2021
Printed name: Steven J. Sherwood		**Printed Name:** Mark Ruggles	

AGREED-UPON PROCEDURES



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Stockholder of
Clayton, Williams & Sherwood Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Clayton, Williams & Sherwood Investments, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 24, 2021

SIPC-7		SIPC-7
(36-REV 12/18)		(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*40*******2698**************************MIXED AADC 220
40494   FINRA   DEC
CLAYTON WILLIAMS & SHERWOOD INVESTMENTS
CWS INVESTMENTS
14 CORPORATE PLAZA DR STE 210
NEWPORT BEACH, CA 92660-7928

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Ruggles (949) 698-1039

2. A. General Assessment (item 2e from page 2) $ __97.20__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__72.90__)

   Date Paid _____
   C. Less prior overpayment applied   (____–____)

   D. Assessment balance due or (overpayment)   __24.30__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $__24.30__

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☒   Funds Wired ☐   ACH ☐ $ __24.30__
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Clayton Williams & Sherwood Investments
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __11th__ day of __February__ , 20 __21__ .

COO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,139,238_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    #Dollar - For - Dollar reimbursement from parent/subsidiary _1,074,436_
    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions _____

2d. SIPC Net Operating Revenues $ _64,802_

2e. General Assessment @ .0015 $ _97.20_

(to page 1, line 2.A.)

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